

                                             NOTEHOLDERS REPORT
                                             ------------------
                                     CRUSADE GLOBAL TRUST No. 1 of 1999
                             Quarterly Payment Date falling on February 15, 2001


Bond Information in US$
-----------------------

                                                      Interest        Interest            Principal             Charge
              FV Outstanding        Bond Factor       Rate            Payments            Distributions         Offs
----------------------------------------------------------------------------------------------------------------------
Class A1                 $0.00      0.000000%         0.00000%                $0.00                $0.00        $0.00
Notes

Class A2       $518,392,408.50      91.105871%        7.08938%       $10,273,103.11       $48,640,239.24        $0.00
Notes

Class A3       $125,000,000.00      100.000000%       7.17938%        $2,293,413.06                $0.00        $0.00
Notes


Principal Collections Information in AUD
----------------------------------------

   Scheduled Principal Payments:              $9,108,179.30

 Unscheduled Principal Payments:             $72,808,285.35

                        Redraws:            ($6,854,367.05)
                                       --------------------

          Principal Collections:             $75,062,097.60

          Principal Charge Offs:                      $0.00

                 Principal Draw:                      $0.00
                                       --------------------

            Available Principal:             $75,062,097.60
                                       --------------------

          Principal Distributed:             $75,062,097.60

             Principal Retained:                      $0.00
                                       --------------------


Total Available Funds in AUD
----------------------------

               Available Income:             $22,928,304.63

                 Principal Draw:                      $0.00

                 Liquidity Draw:                      $0.00
                                      ---------------------
          Total Available Funds:             $22,928,304.63





                                      Exh-1

Redraw/Liquidity Utilization
----------------------------


               Redraw Shortfall:             $0.00

   Redraw Carryover Charge Offs:             $0.00

                 Liquidity Draw:             $0.00

            Liquidity Shortfall:             $0.00


Arrears Information
-------------------


                                       % of pool (by number)

                   31 - 59 days:             0.69%

                   60 - 89 days:             0.33%

                       90+ days:             0.10%

                       Defaults:               3

                         Losses:              Nil


Payment Information (CPR)
-------------------------


                                     Jan-01       Dec-00        Nov-00

                      1 mth CPR:     20.62%       23.00%        23.38%


Pool Information in AUD


       Outstanding Principal of Fixed Rate Housing Loans:      $252,957,469.18

Outstanding Principal of the Variable Rate Housing Loans:      $749,654,049.51

                                         Number of Loans:               11,393

                            Weighted Average Current LVR:               57.38%

                                       Average Loan Size:              $88,002

                              Weighted Average Seasoning:           44.67 mths

                                Average Term to Maturity:             242 mths






                                        Exh-2